FUTURE DIMENSIONS

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-L1

Supplement Effective as of April 30, 2012

This supplement updates and amends certain information contained in your prospectus dated April 30, 2007, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT
AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING Artio Foreign Portfolio.*

On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the ING Artio Foreign Portfolio. Subject to shareholder approval, effective on or about July 21, 2012 (the "Reorganization Effective Date"), the ING Artio Foreign Portfolio (the "Merging Fund") will be reorganized and will merge with and into the following "Surviving Fund."

Merging Fund	Surviving Fund
ING Artio Foreign Portfolio (Class I)	ING Templeton Foreign Equity Portfolio (Class I)

- Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to the fixed account. **See the Transfers section beginning on page 49 of your policy prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Reorganization Effective Date, your investment in the subaccount that invests in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the Reorganization Effective Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. You may give us alternative allocation instructions at any time by contacting the ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Transfers section beginning on page 49 of your policy prospectus for information about making fund allocation changes.**
- After the Reorganization Effective Date, the Merging Fund will no longer be available through your policy.
- You will not incur any fees or charges or any tax liability because of the reorganization, and your policy value immediately before the reorganization will equal your policy value immediately after the reorganization.
- There will be no further disclosure regarding the Merging Fund in future supplements to your policy prospectus.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE POLICIES

The following chart lists the funds that are, effective April 30, 2012, available through the policies, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds® – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.
American Funds® – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds® – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock International Limited	Seeks high total investment return.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company ("FMR") Subadvisers: FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: FMR Subadvisers: FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Artio Foreign Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Artio Global Management, LLC	Seeks long-term growth of capital.
ING BlackRock Health Sciences Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING DFA Global Allocation Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Dimensional Fund Advisors LP	Seeks high level of total return, consisting of capital appreciation and income.
ING DFA World Equity Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING FMR[SM] Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: FMR	Seeks long-term growth of capital.
ING Franklin Templeton Founding Strategy Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Large Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks capital appreciation.
ING PIMCO Total Return Bond Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Growth Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of the ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (Class I) [1]	<u>Investment Adviser</u>: Directed Services LLC <u>Asset Allocation Consultants</u>: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be less than that of ING Retirement Moderate Growth Portfolio.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price International Stock Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks total return.
ING Baron Growth Portfolio (Class I) [2]	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Columbia Management Investment Advisors, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Global Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Invesco Van Kampen Comstock Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Templeton Foreign Equity Portfolio (Class I) [3]	Investment Adviser: Directed Services LLC Subadviser: Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING UBS U.S. Large Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Growth and Income Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING International Index Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING Russell^{TM} Large Cap Growth Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Russell^{TM} Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell^{TM} Small Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING U.S. Bond Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co. LLC	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

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[1] This fund is structured as a "fund of funds." A fund structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying funds in which it invests. Please refer to the fund prospectus for information about the aggregate annual operating expenses of the fund and its corresponding underlying fund or funds.

[2] Prior to April 30, 2012, this fund was known as the ING Baron Small Cap Growth Portfolio.

[3] In connection with the upcoming fund reorganization, the ING Templeton Foreign Equity Portfolio (Class I) has been added to your policy as an available investment option.

IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:
- Fidelity® VIP Investment Grade Bond Portfolio
- ING American Century Small-Mid Cap Value Portfolio
- ING Large Cap Value Portfolio
- ING MidCap Opportunities Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio
- Invesco V.I. Core Equity Fund

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the Transfers section beginning on page 49 of your policy prospectus for information about making fund allocation changes.**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See the Lapse section on page 56 of your policy prospectus for more information about how to keep your policy from lapsing. See also the Reinstatement section on page 57 of your policy prospectus for information about how to put your policy back in force if it has lapsed.**

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Subject to state law conditions and requirements, full payment of your surrender value or the death benefit proceeds to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the FDIC.** The beneficiary may access the entire surrender value or death benefit proceeds in the account at any time without penalty through a draftbook feature. The company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the surrender value or death benefit proceeds. Interest earned on the surrender value or death benefit proceeds in the account may be less than could be earned if they were invested outside of the account. Likewise, interest credited on the surrender value or death benefit proceeds in the account may be less than under other settlement or payment options available through the policy. A beneficiary should carefully review all settlement and payment options available under the policy and are encouraged to consult with a financial professional or qualified tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the surrender value or death benefit proceeds by check rather than through the account's draftbook feature by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com.

REGULATORY MATTERS

As with many financial services companies, the company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the company or the financial services industry. Considerable regulatory scrutiny currently is being focused on whether and to what extent life insurance companies are using the United States Social Security Administration's Death Master File ("SSDMF") to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The company has received industry-wide and company-specific inquiries and is engaged in market conduct examinations with respect to its claims settlement practices, use of the SSDMF and compliance with unclaimed property laws. A majority of states are conducting an audit of the company's compliance with unclaimed property laws. The company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the company. The potential outcome of such action is difficult to predict but could subject the company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the company's procedures for the identification and escheatment of abandoned property and other financial liability. While it is not possible to predict the outcome of any such action, or internal or external investigations, examinations, reviews or inquiries, management does not believe that they will have a material adverse effect on the company's financial position. It is the practice of the company and its affiliates to cooperate fully in these matters.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your policy, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050

If you received a summary prospectus for any of the funds available through your policy, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.